FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GRUPO PÃO DE AÇÚCAR AND CASAS BAHIA ANNOUNCE JOINT VENTURE

São Paulo, Brazil, December 4, 2009 – Grupo Pão de Açúcar and Casas Bahia, two traditional and highly successful retail groups in Brazil and which have been constructing a history of commitment to the country for around 60 years, have signed a joint venture agreement to integrate their consumer durables businesses.

The alliance aims to bring the operations of Ponto Frio (Globex), Casas Bahia and Extra Eletro (Grupo Pão de Açúcar) together under a single company, which will enable them to capture synergies while offering benefits to consumers by way of a wider assortment of products, improved customer service and easier access to credit.

Grupo Pão de Açúcar, following its Board of Directors’ strategic guidelines of becoming the most efficient food and non-food company in Brazil and to broaden its expertise in this sector, believes this partnership will ensure the best practices in consumer durables sales.

Casas Bahia, recognizably the best retailer in the country in its area of business and a strong player in information technology, logistics and consumer market knowledge, especially among the lower income segments, believes this alliance will bring benefits to all Brazilians. “We will strengthen the company and transfer the benefits of this alliance to clients, who can expect a greater variety of products and services, excellent customer service, better payment conditions with increased credit availability, besides being able to expand our operations to cities and regions where we do not yet have a presence”, says Michael Klein, the CEO of Casas Bahia.

Following the example of other sectors, it is extremely important that Brazilian retailers consolidate themselves and, at this time of higher domestic demand, launch initiatives to improve their competitive advantage and bring benefits to the consumer.

This agreement comes at time of enormous changes and opportunities in the country. “The Brazilian economy is going through an important phase, marked by credit expansion, increased job opportunities and income, with the highlight being the sustainable growth of domestic consumption”, says Abilio Diniz, Chairman of the Board of Grupo Pão de Açúcar.

The companies in this alliance are the result of the entrepreneurship of immigrants, who built a history of hard work and success based on their strong confidence in the country and being closely connected to the daily routine and homes of many Brazilians. Grupo Pão de Açúcar and Casas Bahia share the same beliefs and values and, hence, will build an organization that is further committed to Brazil and will continue with the objective of creating job opportunities in its different areas of operations.

For Casas Bahia and its controllers, this deal will provide the opportunity for the perpetuity of the company founded by Samuel Klein 57 years ago. The alliance with Grupo Pão de Açúcar will provide access to the highest corporate governance practices, which will give the new company greater transparency. And, in the context of modern management practices, the Klein family will play a fundamental role by bringing its knowledge and experience in this market niche.

Consumers, the biggest beneficiaries of this alliance, will get the same level of service in all the stores and formats, certain that Casas Bahia and Grupo Pão de Açúcar continue with their firm proposal of maintaining the “total dedication to their clients in a place of happy people”.

X-Ray of the new company:

Company with 1,015 stores

Presence in 337 cities across 18 states in Brazil (RS, SC, PR, SP, RJ, MG, ES, GO, MS, MT, BA, RN, AL, SE, PE, PB, CE and PI) and the Federal District.

E-commerce operations through the web sites: www.extra.com.br, www.pontofrio.com.br and www.casasbahia.com.br

Revenues: R$ 18.5 billion (2008)

68,000 employees

43 Distribution Centers

Grupo Pão de Açúcar after the alliance

With this alliance, Grupo Pão de Açúcar will have 1,807 stores, including supermarkets, hypermarkets, gas stations and drugstores. The company’s workforce will be around 137,000. The Group’s annualized revenues for 2008, including Ponto Frio and Casas Bahia, is around R$ 40 billion. The Company’s shares have been listed on the São Paulo Stock Exchange (Bovespa) since October 1995 and on the New York Stock Exchange (ADR Level III) since May 1997.

Further information:

Grupo Pão de Açúcar – Press Relations

Paulo Pompilio – paulo.pompilio@grupopaodeacucar.com.br +55 11 3886 3665/ 9282 6049

Paula Pedrão – paula.pedrao@grupopaodeacucar.com.br +55 11 3886 0465/ 9212 3982

Casas Bahia – Press Relations

Sonia Mitaini – sonia.mitaini@casasbahia.com.br +55 11 4225 9228/ 4225 9229/ 8422 0909

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 4, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.